UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark one)

☒
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-14676-99

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

PPM Energy Inc. 401(k) Plan

(Name of issuer of the securities held pursuant to the plan and
the address of its principal executive office)

Scottish Power plc
1 Atlantic Quay
Glasgow, Scotland G28SP

PPM Energy, Inc.
401(k) Plan

Financial Statements as of and for the Year Ended December 31, 2006 and Supplemental Schedules as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

PPM ENERGY, INC. 401(k) PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
PPM Energy, Inc. 401(k) Plan:
Portland, Oregon

We have audited the accompanying statement of net assets available for benefits of PPM Energy, Inc. 401(k) Plan (the "Plan") as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

December 12, 2007

PPM ENERGY INC. 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2006

ASSETS:	
Non interest bearing cash	$ 237,395
Investments — at fair value:	
Participant-directed investments	30,936,440
Participant loans	367,053
Total investments	31,303,493
Receivables:	
Employer contribution	108,957
Participant contributions	59,932
Total receivables	168,889
Total assets	31,709,777
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	31,709,777
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	39,072
NET ASSETS AVAILABLE FOR BENEFITS	$31,748,849

See notes to financial statements.

PPM ENERGY INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:	
Contributions:	
Participant contributions	$ 3,023,487
Employer contributions	1,374,859
Transfers	23,938,415
Other	916,889
Total contributions	29,253,650
Investment income:	
Net appreciation in fair value of investments	3,249,922
Dividends	1,050,216
Net investment income	4,300,138
DEDUCTIONS:	
Benefits paid to participants	1,801,487
Administrative expenses	3,452
Total deductions	1,804,939
INCREASE IN NET ASSETS	31,748,849
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	
End of year	$31,748,849

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following brief description of the PPM Energy, Inc. 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all United States based employees of PPM Energy, Inc. (the "Company" or "PPM Energy") and its US affiliates. The PPM Energy Administrative Committee controls and manages the operation and administration of the Plan. Charles Schwab Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan became effective January 1, 2006 and was initially funded through an asset and liability transfer of Participant accounts from a plan previously sponsored by PacifiCorp, a prior affiliate of PPM Energy, Inc. Prior to January 1, 2006, Company employees participated in the PacifiCorp K Plus Employee Savings Plan.

Contributions — Each year, participants may contribute up to 75% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. The Company contributes 100% of the first 5% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's board of directors. No such contribution was made for the period ending December 31, 2006. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in the same investment funds that each participant elects for their own contributions. If the participant has made no investment election for their own contributions, the Administrative Committee has determined that contributions will be invested in the Balanced Fund. The Plan currently offers 12 mutual funds, a collective investment trust fund, a fund invested primarily in Parent Company American Deposit Securities (ADS), and a self-directed brokerage account as investment options for participants.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Interest rates on the loans ranged from 5%-9.25% as of December 31, 2006.

Payment of Benefits — On termination of service, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or, if the account balance exceeds $5,000, to defer receipt of the balance until a later date.

Forfeited Accounts — At December 31, 2006, forfeited nonvested accounts totaled $20,496. These accounts will be used to restore prior forfeitures and then to reduce future employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Common stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Quoted market prices are used to value the investment in common and collective trusts. The stable value fund includes a synthetic guaranteed investment contracts (GICs) whose underlying investments are stated at fair value. Fair value of the underlying investments is determined by the issuer of the synthetic GIC based quoted on market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Adoption of New Accounting Guidance — The financial statements reflect the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP.

Administrative Expenses — Administrative expenses of the Plan are paid by the Company, except for processing fees associated with Participant loans and distributions as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $88,206 at December 31, 2006.

Transfers — Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2006 are as follows:

	Amount
Schwab PRCA	$1,673,751
Dodge & Cox Balanced Fund	6,901,719
Dodge & Cox International Stock Fund	2,940,598
Pioneer Fd CL Y	2,602,533
Scottish Power ADS Stock	4,518,272
Vanguard Strategic Equity Fund	2,730,468
Vanguard 500 Index Admiral Shares	3,612,354
Schwab Stable Value Fund	2,787,672

During the year ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$1,393,575
Collective Investment Trusts	112,559
Common Stock	1,743,788
Net appreciation in fair value of investments	$3,249,922

4. SYNTHETIC GUARANTEED INVESTMENT CONTRACT

The plan provides a stable value investment option to participants that includes synthetic guaranteed investment contracts which simulate the performance of a guaranteed investment contract through an issuer's guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC contracts include underlying assets which are held in trust owned by the Plan and utilizes a benefit-responsive wrapper contracts. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value, but the rate can not be less than 2%. Certain events such as plan termination or a plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:	
Based on annualized earnings (1)	4.73 %
Based on interest rate credited to participants (2)	4.32 %

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a mutual fund managed by Charles Schwab. Charles Schwab Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006, the Plan held 74,781 shares of American Depositary Securities of ScottishPower, the parent company of PPM Energy, with a cost basis of $3,198,216. During the year ended December 31, 2006, the Plan recorded dividend income of $29,114 related to those shares.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7. FEDERAL INCOME TAX STATUS

The Company has not filed a Request for Determination with the Internal Revenue Service and is not required to do so until no later than January 31, 2009. However, Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust will be determined to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

Net assets available for benefits per the financial statements	$31,748,849
Benefit claims payable	(88,206)
Deemed distributions	(33,387)
Noncash and other distributions	(31,463)
Other	(3,055)
Net assets available for benefits per the Form 5500	$31,592,738

For the year ended December 31, 2006, the following is a reconciliation of investments per the financial statements to the Form 5500:

Total investments	$ 31,303,493
Deemed distributions	(33,387)
Other	(930)
Total investments per the Form 5500	$ 31,269,176

For the year ended December 31, 2006, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

Net appreciation in fair value of investments	$ 3,249,922
Dividends	1,050,216
Other	9,355
Total net gain per the Form 5500 (dividends included in net gain)	$ 4,309,493

For the year ended December 31, 2006, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Total distributions to participants per the financial statements	$ 1,801,487
Add benefit claims payable	88,206
Add non cash and other distributions	31,463
Add deemed distributions	33,387
Other	12,410
Total distributions to participants per the Form 5500	$ 1,966,953

9. SUBSEQUENT EVENTS

Effective April 23, 2007, PPM Energy, Inc and its parent company, ScottishPower, have become part of the Iberdrola S.A ("Iberdrola") group. Iberdrola acquired all of the outstanding ordinary shares and ADSs of the Company's parent company, ScottishPower. As a result, all remaining ADSs in Participant accounts were converted to Iberdrola ADSs upon the effective date of the purchase. The Company announced prior to the acquisition by Iberdrola that the Plan's ADS Fund investment option was eliminated and all shares still remaining in the Plan were transferred to the Balanced Fund at the close of September 2007. In addition, the company will be merging the Iberdrola Savings Plan into the PPM 401(k) plan January 1, 2008.

* * * * * *

SUPPLEMENTAL SCHEDULES

PPM ENERGY, INC. 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	ScottishPower ADS Stock	Common stock	**	$ 4,518,272
	Barclays Global Inv Lifepath Income	Registered Investment Company	**	40,581
	Barclays Global Inv Lifepath 2010	Registered Investment Company	**	146,555
	Barclays Global Inv Lifepath 2020	Registered Investment Company	**	555,955
	Barclays Global Inv Lifepath 2030	Registered Investment Company	**	727,215
	Barclays Global Inv Lifepath 2040	Registered Investment Company	**	532,258
	Dodge & Cox Balanced Fund	Registered Investment Company	**	6,901,719
	Dodge & Cox International Stock Fund	Registered Investment Company	**	2,940,598
	NB Socially Responsive Fund	Registered Investment Company	**	248,887
	PIMCO Total Return Fund	Registered Investment Company	**	917,622
	Pioneer Fd CL Y	Registered Investment Company	**	2,602,533
	Vanguard Strategic Equity Fund	Registered Investment Company	**	2,730,468
	Vanguard 500 Index Admiral Shares	Registered Investment Company	**	3,612,354
	Total registered investment company			21,956,745
*	Schwab PRCA	Self-directed brokerage account	**	1,673,751
*	Schwab Stable Value Fund	Collective investment trusts	**	2,787,672
*	Participant loans	interest rates 5.0–9.25%, maturities from 2007 to 2017	**	367,053
	Total investments			$31,303,493

* Party-in-interest.
** Cost information is not required for participant-directed investments and therefore is not included.

PPM ENERGY, INC. 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j —
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

SINGLE TRANSACTIONS

(a) Identity of party involved	(b) Description of asset *(Include interest rate and maturity in case of a loan)*	(c) *Purchase* price	(d) *Selling* price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or loss
CHARLES SCHWAB	Dodge & Cox Balanced Fund	$ 84	$ -	$ -	$ -	$ 1,838,894	$ 1,838,894	$ -
CHARLES SCHWAB	Schwab Stable Value Fund	16				2,754,104	2,754,104	
CHARLES SCHWAB	Vanguard Strategic Equity Fund	22				1,818,831	1,818,831	
CHARLES SCHWAB	Vanguard 500 Index FD AM Shares	117				2,471,187	2,471,187	

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Trevor I. Mihalik
Vice President and Controller

Date: February 19, 2008

END